Exhibit (e)

BLACKROCK HEALTH SCIENCES TRUST
AUTOMATIC DIVIDEND REINVESTMENT PLAN

TERMS AND CONDITIONS

Pursuant to this Automatic Dividend Reinvestment Plan (the “Reinvestment Plan”) of the undersigned BlackRock Closed-End Trust (the “Trust”), unless a holder (a “Shareholder”) of the Trust’s common shares of beneficial interest (the “Common Shares”) otherwise elects, all dividends and distributions (together, “distributions”) on such Shareholder’s Common Shares will be automatically reinvested by Computershare Trust Company, N.A. (“Computershare”), as agent for Shareholders in administering the Reinvestment  Plan (the “Reinvestment Plan Agent”), in additional Common Shares of the Trust. Shareholders who elect not to participate in the Reinvestment Plan will receive all distributions in cash paid by check mailed directly to the Shareholder of record (or, if the Common Shares are held in street or other nominee name, then to such nominee) by Computershare as the Dividend Disbursing Agent. Participants may elect not to participate in the Reinvestment Plan and to receive all distributions in cash by sending written instructions to Computershare, as the Dividend Disbursing Agent, at the address set forth below. Participation in the Reinvestment Plan is completely voluntary and may be terminated or resumed at any time without penalty by written notice if received and processed by the Reinvestment Plan Agent prior to the distribution record date; otherwise such termination or resumption will be effective with respect to any subsequently declared distribution.

The Reinvestment Plan Agent will open an account for each Shareholder under the Reinvestment Plan in the same name in which such Shareholder’s Common Shares are registered. Whenever the Trust declares a distribution payable in cash, non-participants in the Reinvestment Plan will receive cash and participants in the Reinvestment Plan will receive the equivalent in Common Shares. The Common Shares will be acquired by the Reinvestment Plan Agent for the participants’ accounts, depending upon the circumstances described below, either (i) through receipt of additional unissued but authorized Common Shares from the Trust (“newly issued Common Shares”) or (ii) by purchase of outstanding Common Shares on the open market (“open-market purchases”). If, on the distribution payment date, the net asset value per share (“NAV”) is equal to or less than the market price per share plus estimated brokerage commissions (such condition often referred to as a “market premium”), the Reinvestment Plan Agent will invest the distribution amount in newly issued Common Shares on behalf of the participants. The number of newly issued Common Shares to be credited to each participant’s account will be determined by dividing the dollar amount of the distribution by the NAV on the distribution payment date. However, if the NAV is less than 95% of the market price on the distribution payment date, the dollar amount of the distribution will be divided by 95% of the market price on the distribution payment date. If, on the distribution payment date, the NAV is greater than the market price per share plus estimated brokerage commissions (such condition often referred to as a “market discount”), the Reinvestment Plan Agent will invest the distribution amount in Common Shares acquired on behalf of the participants in open-market purchases. In the event of a market discount on the distribution payment date, the Reinvestment Plan Agent will have until the last business day before the next date on which the Common Shares trade on an “ex-distribution” basis or 30 days after the distribution payment date, whichever is sooner (the “last purchase date”), to invest the distribution amount in Common Shares acquired in open-market purchases. It is contemplated that the Trust will pay monthly income distributions. If, before the Reinvestment Plan Agent has completed its open-market purchases, the market price per common share exceeds the NAV per common share, the average per common share purchase price paid by the Reinvestment Plan Agent may exceed the NAV of the Common Shares, resulting in the acquisition of fewer Common Shares than if the distribution had been paid in newly issued Common Shares on the distribution payment date. Because of the foregoing difficulty with respect to open-market purchases, the Reinvestment Plan provides that if the Reinvestment Plan Agent is unable to invest the full distribution amount in open-market purchases, or if the market discount shifts to a market premium during the purchase period, the Reinvestment Plan Agent may cease making open-market purchases and may invest any uninvested portion in newly issued shares. Investments in newly issued shares made in this manner would be made pursuant to the same process described above and the date of issue for such newly issued shares will substitute for the distribution payment date.

The Reinvestment Plan Agent will maintain all Shareholders’ accounts in the Reinvestment Plan and furnish written confirmation of all transactions in the accounts, including information needed by Shareholders for tax records. Common Shares in the account of each Reinvestment Plan participant will be held by the Reinvestment Plan Agent on behalf of the Reinvestment Plan participant.

In the case of Shareholders such as banks, brokers or nominees that hold Common Shares for others who are the beneficial owners, the Reinvestment Plan Agent will administer the Reinvestment Plan on the basis of the number of Common Shares certified from time to time by the record Shareholder and held for the account of beneficial owners who participate in the Reinvestment Plan.

The Reinvestment Plan Agent’s fees for the handling of the reinvestment of distributions will be paid by the Trust. However, each participant will pay a per share fee incurred with respect to the Reinvestment Plan Agent’s open-market purchases in connection with the reinvestment of distributions, which will be deducted from the value of the distributions. Participants that request a sale of Common Shares through the Reinvestment Plan Agent are subject to a $0.02 per share fee. Per share fees include any applicable brokerage commissions the Reinvestment Plan Agent is required to pay.

VOTING

Each Shareholder proxy will include those Common Shares purchased or received pursuant to the Reinvestment Plan. The Reinvestment Plan Agent will forward all proxy solicitation materials to participants and vote proxies for Common Shares held pursuant to the Reinvestment Plan in accordance with the instructions of the participants.

TAXATION

The automatic reinvestment of distributions will not relieve participants of any U.S. federal, state or local income tax that may be payable (or required to be withheld) on such distributions.

AMENDMENT OF THE REINVESTMENT PLAN

The Reinvestment Plan may be amended or terminated by the Trust. There is no direct service charge to participants with regard to purchases in the Reinvestment Plan; however, the Trust reserves the right to amend the Reinvestment Plan to include a service charge payable by the participants. Notice will be sent to Reinvestment Plan participants of any amendments as soon as practicable after such action by the Trust.

INQUIRIES REGARDING THE REINVESTMENT PLAN
All correspondence concerning the Reinvestment Plan should be directed to Computershare Trust Company, N.A., P.O. Box 30170, College Station, TX 77842-3170, with overnight correspondence being directed to the Reinvestment Plan Agent at 211 Quality Circle, Suite 210, College Station, TX 77845.

APPLICABLE LAW

These terms and conditions shall be governed by the laws of the State of New York without regard to its conflicts of laws provisions.

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